Filed by Bancorp 34, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Companies: CBOA Financial, Inc.

Southwest Heritage Bank: A New Name, A Time-Honored Legacy

PHOENIX, March 4, 2024 /PRNewswire/ -- Bancorp 34, Inc. and CBOA Financial, Inc., the parent companies of Bank 34 and Commerce Bank of Arizona, respectively, announced today that, provided the pending merger closes as expected, the combined bank will officially become Southwest Heritage Bank on March 25, 2024.

Jim Crotty, CEO of Bank 34, commented, "After nearly a century of dedicated service by both companies, this change marks an exciting new chapter in our combined story, one that reflects a deep-rooted commitment to our region's rich heritage and promising future."

Chris Webster, CEO of Commerce Bank of Arizona added, "The decision to rebrand stems from our desire to better align our identity with the values and aspirations of the people we serve. As Southwest Heritage Bank, we will remain steadfast in our dedication to providing the same unwavering support that our customers have come to expect from us. That means the same reliable service, personalized attention, and innovative solutions that have made us a trusted partner for countless individuals and businesses.

We are excited about this new chapter in our journey and look forward to continuing to serve our customers as Southwest Heritage Bank, and we can't thank them enough for their continued trust and support."

For media inquiries, please contact:

Chris Webster
President and CEO
Commerce Bank of Arizona
480-253-4511
cwebster@commercebankaz.com

Jim Crott

CEO

Bank 34

623.334.6048

media@bank34.com

About Bancorp 34, Inc.

Bank 34 is a wholly owned subsidiary of Bancorp 34, Inc. Shares of Bancorp, 34, Inc. common stock are quoted on the OTCQB market under the symbol "BCTF" with headquarters in Scottsdale, Arizona. We are a community bank founded in 1934 with locations in Scottsdale, Arizona and Alamogordo and Las Cruces, New Mexico. Our customers desire a refreshing and more intimate alternative to the large banks, coupled with a more proven track record than the newer small banks.  We offer true relationship banking and do more to earn your business.

About CBOA Financial, Inc.

Commerce Bank of Arizona, established in 2002 in Tucson, Arizona, is a full-service community bank that caters to small-to mid-sized businesses and real estate professionals. CBAZ offers commercial clients with a variety of services ranging from U.S. Small Business Administration (SBA) financing solutions, construction loans, and commercial real estate loans. CBOA Financial, Inc. is a single-bank holding company and parent of the Bank. The company's stock is quoted on the OTC Pink market under the symbol "CBOF."

Cautionary Note Regarding Forward-Looking Statements

Statements included in this customer communication which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the planned merger closing as expected. Words such as "may," "will," "believe," "anticipate," "expect," "intend," "opportunity," "continue," "should," and "could" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

  the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
  the failure of Bancorp 34, Inc. ("BCTF") or CBOA Financial, Inc. ("CBOA") to obtain shareholder approval, or the failure of either party to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
  the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where BCTF and CBOA do business, or as a result of other unexpected factors or events;
  diversion of management's attention from ongoing business operations and opportunities;
  potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
  the outcome of any legal proceedings that may be instituted against BCTF or CBOA; and
  other factors that may affect future results of BCTF or CBOA including changes in asset quality and credit risk; general instability in the financial institutions markets; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment practices; deposit trends and practices, including recent outflows of deposits from financial institutions; the impact, extent and timing of technological changes; capital management activities; and other actions of the banking regulators and legislative and regulatory actions and reforms. BCTF and CBOA disclaim any obligation to update or revise any forward-looking statements contained in this customer communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between BCTF and CBOA. In connection with the proposed merger, BCTF has filed a registration statement on Form S-4 with the SEC to register BCTF's shares that will be issued to CBOA's shareholders in connection with the merger. The registration statement includes a proxy statement of BCTF and CBOA and a prospectus of BCTF, as well as other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus, as well as other documents filed with the SEC by BCTF may be obtained at the SEC's Internet site at http://www.sec.gov. The definitive proxy statement/prospectus has also been mailed to shareholders of BCTF and CBOA.